Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

October 27, 2004

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On October 21 and 26, 2004, China Life Insurance Company Limited issued two announcements, copies of which are attached as Exhibits 99.1 and 99.2 hereto, respectively.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated October 20, 2004

99.2	Announcement, dated October 25, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Miao Fuchun
(Signature)
	Name:	Miao Fuchun
Date: October 27, 2004	Title:	Director and Vice President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock code: 2628)

ANNOUNCEMENT

This announcement relates to government bonds with an aggregate face value of RMB446 million held in the Company’s account with Minfa Securities Co., Ltd., whose assets have been placed in the custody of China Oriental Asset Management Corporation on 18 October 2004.

The China Securities and Regulatory Commission announced on 18 October 2004 that from close of business on 18 October 2004, the assets of Minfa Securities Co., Ltd. (“Minfa Securities”) have been put into the custody of and is being operated by China Oriental Asset Management Corporation (“China Oriental”). The Company has government bonds with an aggregate face value of approximately RMB446 million in its account with Minfa Securities.

The Company has actively taken steps to recover the government bonds held in its account with Minfa Securities. However, except for funds required to settle securities trading transactions of its customers, Minfa Securities has currently temporarily suspended payment of all debts to its customers and accordingly, the Company has not been able to recover its government bonds. The Company will register its claim with China Oriental, who is responsible for the registration and confirmation of claims against Minfa Securities, and will continue to take necessary action, including legal action, to recover its assets. The Company will make further announcement as appropriate when further information on the recovery of assets becomes available.

In the meantime, shareholders of the Company and investors are advised to exercise caution in dealing in the securities of the Company.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the Board of directors of the Company comprises of:

Executive directors:	Wang Xianzhang, Miao Fuchun
Non-executive directors:	Wu Yan, Shi Guoqing
Independent non-executive directors:	Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang, Fan Yingjun

Hong Kong, 20 October 2004

EXHIBIT 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock code: 2628)

ANNOUNCEMENT

This announcement is made to publish the information on the unaudited accumulated premiums income of the Company to be released on China Insurance Regulatory Commission (“CIRC”)’s website.

Reference is made to the Company’s announcement dated 27 August, 2004.

The unaudited accumulated premiums income of the Company for the period from 1 January 2004 to 30 September 2004 was RMB121.9 billion. The figure will be released on CIRC’s website at www.circ.gov.cn.

The above information on premiums income is unaudited and prepared in accordance with PRC Generally Accepted Accounting Practice (“GAAP”) which is different from Hong Kong GAAP adopted by the Company in the preparation of its financial statements.

By Order of the Board of Directors
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the board of directors of the Company comprises of:

Executive directors:	Wang Xianzhang, Miao Fuchun
Non-executive directors:	Wu Yan, Shi Guoqing
Independent non-executive directors:	Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang, Fan Yingjun

Hong Kong, 25 October 2004